Exhibit 99.6

NEWS RELEASE

Trading Symbol:	TSX: SVM

SILVERCORP REPORTS 2015 AGM RESULTS

VANCOUVER, British Columbia – September 21, 2015 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) is pleased to report that all matters placed before the shareholders at its Annual General Meeting (“AGM”) held on Friday, September 18, 2015 were approved. A total of 101,284,823 common shares, representing 59.27% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM. All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated August 5, 2015, were approved by the requisite majority of votes cast at the AGM.

The details of the voting results for the election of directors are set out below:

	Votes For		Withheld Votes
Director	#	%	#	%

Dr. Rui Feng	51,224,121	95.88	2,201,551	4.12

S. Paul Simpson	52,491,749	98.25	933,922	1.75

David Kong	52,377,305	98.03	1,050,367	1.97

Yikang Liu	52,411,967	98.10	1,013,705	1.90

Malcolm Swallow	52,483,268	98.24	942,403	1.76

The Company thanks Mr. Earl Drake, who did not stand for re-election, for his years of service on the board of directors and wishes him well in his future endeavours.

Shareholders also approved the re-appointment of Deloitte LLP as auditors of the Company for the ensuing year at the remuneration to be fixed by the directors. Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com and on the Company's website.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com

Investor Contact

Silvercorp Metals Inc.
Lorne Waldman, Senior Vice President

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.